Pricing Term Sheet	Free Writing Prospectus
Dated October 26, 2015	Filed pursuant to Rule 433
Relating to the
Preliminary Prospectus Supplement dated October 26, 2015 to the
Prospectus dated October 26, 2015
Registration No. 333-207599

Kinder Morgan, Inc.
32,000,000 Depositary Shares (the “Depositary Shares”)
Each Representing a 1/20th Interest in a Share of
9.75% Series A Mandatory Convertible Preferred Stock

The information in this pricing term sheet relates only to Kinder Morgan, Inc.’s offering (the “Offering”) of the Depositary Shares and should be read together with (i) the preliminary prospectus supplement dated October 26, 2015 relating to the Offering (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and (ii) the related base prospectus dated October 26, 2015, each filed pursuant to Rule 424(b) under the Securities Act of 1933, as amended, Registration No. 333-207599.  Terms not defined in this pricing term sheet have the meanings given to such terms in the Preliminary Prospectus Supplement.  All references to dollar amounts are references to U.S. dollars.

Issuer:	Kinder Morgan, Inc.

Ticker / Exchange for the Common Stock:	KMI / New York Stock Exchange (“NYSE”)

Depositary Shares Offered:

32,000,000 Depositary Shares, each of which represents a 1/20th interest in a share of the Issuer’s 9.75% Series A Mandatory Convertible Preferred Stock (the “Mandatory Convertible Preferred Stock”). At settlement of the Offering, the Issuer will issue 1,600,000 shares of Mandatory Convertible Preferred Stock, subject to the underwriters’ option to purchase additional Depositary Shares, solely to cover over-allotments.

Over-Allotment Option:	4,800,000 additional Depositary Shares (corresponding to 240,000 additional shares of the Mandatory Convertible Preferred Stock).

Use of Proceeds:

The Issuer estimates that it will receive approximately $1,541 million from the Offering, after deducting the underwriting discount and the Issuer’s estimated expenses of the Offering (or approximately $1,773 million if the underwriters exercise their over-allotment option to purchase additional Depositary Shares in full). The Issuer expects to use the net proceeds from the Offering to repay borrowings under its revolving credit facility and commercial paper debt and for general corporate purposes.  An underwriter has agreed to reimburse the Issuer for its expenses for the Offering.

See “Use of Proceeds” in the Preliminary Prospectus Supplement.

	Per Depositary Share	Total
Public Offering Price	$49.00	$1,568,000,000.00
Underwriting Discounts	$0.833	$26,656,000.00
Proceeds to the Issuer (Before Expenses)	$48.167	$1,541,344,000.00

Dividends:

9.75% of the liquidation preference of $1,000 per share of the Mandatory Convertible Preferred Stock per year. Dividends will accumulate from the Settlement Date and, to the extent that the Issuer is legally permitted to pay dividends and its board of directors, or an authorized committee thereof, declares a dividend payable with respect to the Mandatory Convertible Preferred Stock, the Issuer will pay such dividends in cash or, subject to certain limitations, by delivery of shares of the Issuer’s common stock (the “Common Stock”) or through any combination of cash and shares of Common Stock, as determined by the Issuer in its sole discretion; provided that any unpaid dividends will continue to accumulate.

The expected dividend payable on the first Dividend Payment Date is approximately $23.2917 per share of Mandatory Convertible Preferred Stock (equivalent to approximately $1.16458 per Depositary Share). Each subsequent dividend is expected to be $24.375 per share of Mandatory Convertible Preferred Stock (equivalent to $1.21875 per Depositary Share).

Dividend Record Dates:	The January 11, April 11, July 11 and October 11 immediately preceding the relevant Dividend Payment Date.

Dividend Payment Dates:	January 26, April 26, July 26 and October 26 of each year, commencing on January 26, 2016 and ending on, and including, October 26, 2018.

Mandatory Conversion Date:

The third business day immediately following the last trading day of the 20 consecutive trading day period beginning on, and including, the 23rd scheduled trading day immediately preceding October 26, 2018.

Initial Price:	Approximately $27.56, which is equal to $1,000, divided by the Maximum Conversion Rate.

Threshold Appreciation Price:	Approximately $32.38, which represents a premium of approximately 17.5% over the Initial Price and is equal to $1,000, divided by the Minimum Conversion Rate.

Floor Price:	$9.65 (approximately 35% of the Initial Price).

Conversion Rate per Share of Mandatory Convertible Preferred Stock:

The conversion rate for each share of Mandatory Convertible Preferred Stock will not be more than 36.2840 shares of Common Stock and not less than 30.8800 shares of Common Stock (respectively, the “Maximum Conversion Rate” and “Minimum Conversion Rate”) (and, correspondingly, the conversion rate for each Depositary Share will not be more than 1.8142 shares of Common Stock and not less than 1.5440 shares of Common Stock), depending on the applicable market value (as defined in the Preliminary Prospectus Supplement) of the Common Stock, as described below.

The following table illustrates the conversion rate per share of the Mandatory Convertible Preferred Stock, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Share of Mandatory Convertible Preferred Stock

	Greater than the Threshold Appreciation Price	30.8800 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 30.8800 and 36.2840 shares of Common Stock, determined by dividing $1,000 by the applicable market value

	Less than the Initial Price	36.2840 shares of Common Stock

The following table illustrates the conversion rate per Depositary Share, subject to certain anti-dilution adjustments described in the Preliminary Prospectus Supplement, based on the applicable market value of the Common Stock:

	Applicable Market Value of the Common Stock	Conversion Rate per Depositary Share

	Greater than the Threshold Appreciation Price	1.5440 shares of Common Stock

	Equal to or less than the Threshold Appreciation Price but greater than or equal to the Initial Price	Between 1.5440 and 1.8142 shares of Common Stock, determined by dividing $50 by the applicable market value

	Less than the Initial Price	1.8142 shares of Common Stock

Optional Conversion:

Other than during a fundamental change conversion period (as defined in the Preliminary Prospectus Supplement), a holder of Mandatory Convertible Preferred Stock may, at any time prior to October 26, 2018, elect to convert such holder’s shares of Mandatory Convertible Preferred Stock, in whole or in part, at the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.  Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares only in lots of 20 Depositary Shares.

Fundamental Change:

If a fundamental change (as defined in the Preliminary Prospectus Supplement) occurs on or prior to October 26, 2018, holders of the Mandatory Convertible Preferred Stock will have the right to convert their shares of Mandatory Convertible Preferred Stock, in whole or in part, into shares of Common Stock at the fundamental change conversion rate (as defined in the Preliminary Prospectus Supplement) during the period beginning on, and including, the effective date (as defined in the Preliminary Prospectus Supplement) of such fundamental change and ending on, and including, the date that is 20 calendar days after such effective date (or, if later, the date that is 20 calendar days after holders receive notice of such fundamental change, but in no event later than October 26, 2018).

The following table sets forth the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock based on the effective date of the fundamental change and the stock price (as defined in the Preliminary Prospectus Supplement) in the fundamental change:

	Stock Price on Effective Date
Effective Date	$10.00	$15.00	$20.00	$25.00	$27.56	$30.00	$32.38	$35.00	$40.00	$50.00	$75.00	$100.00
October 30, 2015	20.0080	24.0520	25.6080	25.7800	25.6780	25.5840	25.5440	25.5740	25.8300	26.7080	28.3280	29.0280
October 26, 2016	24.3680	27.5920	28.6540	28.3560	28.0080	27.7060	27.4940	27.3820	27.4640	28.1140	29.2080	29.6440
October 26, 2017	29.7380	31.7000	32.2780	31.5020	30.7980	30.1540	29.6660	29.3440	29.2160	29.5720	30.0540	30.2580
October 26, 2018	36.2840	36.2840	36.2840	36.2840	36.2840	33.3340	30.8800	30.8800	30.8800	30.8800	30.8800	30.8800

The exact stock price and effective date may not be set forth on the table, in which case:

•                  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be determined by straight-line interpolation between the fundamental change conversion rates per share of Mandatory Convertible Preferred Stock set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•                  if the stock price is in excess of $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Minimum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•                  if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per share of Mandatory Convertible Preferred Stock will be the Maximum Conversion Rate, subject to adjustment as described in the Preliminary Prospectus Supplement.

The following table sets forth the fundamental change conversion rate per Depositary Share based on the effective date of the fundamental change and the stock price in the fundamental change:

	Stock Price on Effective Date
Effective Date	$10.00	$15.00	$20.00	$25.00	$27.56	$30.00	$32.38	$35.00	$40.00	$50.00	$75.00	$100.00
October 30, 2015	1.0004	1.2026	1.2804	1.2890	1.2839	1.2792	1.2772	1.2787	1.2915	1.3354	1.4164	1.4514
October 26, 2016	1.2184	1.3796	1.4327	1.4178	1.4004	1.3853	1.3747	1.3691	1.3732	1.4057	1.4604	1.4822
October 26, 2017	1.4869	1.5850	1.6139	1.5751	1.5399	1.5077	1.4833	1.4672	1.4608	1.4786	1.5027	1.5129
October 26, 2018	1.8142	1.8142	1.8142	1.8142	1.8142	1.6667	1.5440	1.5440	1.5440	1.5440	1.5440	1.5440

The exact stock price and effective date may not be set forth on the table, in which case:

•                  if the stock price is between two stock prices on the table or the effective date is between two effective dates on the table, the fundamental change conversion rate per Depositary Share will be determined by straight-line interpolation between the fundamental change conversion rates per Depositary Share set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365- or 366-day year, as applicable;

•                  if the stock price is in excess of $100.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Minimum Conversion Rate, divided by 20, subject to adjustment as described in the Preliminary Prospectus Supplement; and

•                  if the stock price is less than $10.00 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above as described in the Preliminary Prospectus Supplement), then the fundamental change conversion rate per Depositary Share will be the Maximum Conversion Rate, divided by 20, subject to adjustment as described in the Preliminary Prospectus Supplement.

Because each Depositary Share represents a 1/20th fractional interest in a share of Mandatory Convertible Preferred Stock, a holder of Depositary Shares may convert its Depositary Shares upon the occurrence of a fundamental change only in lots of 20 Depositary Shares.

Discount Rate for Purposes of Fundamental Change Dividend Make-Whole Amount:	The discount rate for purposes of determining the fundamental change dividend make-whole amount (as defined in the Preliminary Prospectus Supplement) is 4.25% per annum.

Listing:

The Issuer intends to apply to list the Depositary Shares on the NYSE under the symbol “KMI.PRA” and expects trading of the Depositary Shares on the NYSE to begin within 30 days of the Settlement Date.

Trade Date:	October 27, 2015.

Settlement Date:	October 30, 2015.

CUSIP / ISIN for the Depositary Shares:	49456B 200 / US49456B2007

CUSIP / ISIN for the Mandatory Convertible Preferred Stock:	49456B 309 / US49456B3096

Joint Book-Running Managers:	Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith
Incorporated
Morgan Stanley & Co. LLC

Barclays Capital Inc.
Credit Suisse Securities (USA) LLC

Co-Managers:	BBVA Securities Inc.
BNP Paribas Securities Corp.
CIBC World Markets Corp.
Credit Agricole Securities (USA) Inc.
Deutsche Bank Securities Inc.
DNB Markets, Inc.
ING Financial Markets LLC
Mitsubishi UFJ Securities (USA), Inc.
Mizuho Securities USA Inc.
Natixis Securities Americas LLC
RBC Capital Markets, LLC
Regions Securities LLC
Scotia Capital (USA) Inc.
SG Americas Securities, LLC
SMBC Nikko Securities America, Inc.
SunTrust Robinson Humphrey, Inc.
TD Securities (USA) LLC
UBS Securities LLC
Wells Fargo Securities, LLC

Conversion Rate Adjustments:

The first sentence of clause (2) under “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments” in the Preliminary Prospectus Supplement is hereby restated in its entirety as follows: “A Record Date occurs in respect of an issuance to all or substantially all holders of our common stock of any rights, options or warrants (other than rights, options or warrants issued pursuant to a dividend reinvestment plan or share purchase plan or other similar plans) entitling them for a period expiring 45 days or less from the date of issuance of such rights, options or warrants to subscribe for or purchase shares of our common stock at less than the “Current Market Price” (as defined below), each fixed conversion rate will be increased based on the following formula:”

The definition of “Current Market Price” for purposes of clause (5) under “Description of Mandatory Convertible Preferred Stock—Anti-Dilution Adjustments” in the Preliminary Prospectus Supplement is hereby amended as follows: “The “Current Market Price” of our common stock is the Average VWAP per share of our common stock over the ten consecutive Trading Day period beginning on, and including, the Trading Day after the expiration date of the tender or exchange offer.”

The Issuer has filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the U.S. Securities and Exchange Commission (the “SEC”) for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the related base prospectus in that registration statement and the other documents the Issuer has filed with the SEC for more complete information about the Issuer and the Offering. You may get these documents for free by visiting EDGAR on the SEC’s website at http://www.sec.gov. Alternatively, copies may be obtained from Citigroup, c/o Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, 1-800-831-9146, prospectus@citi.com; BofA Merrill Lynch, 222 Broadway, New York, New York 10038, Attn: Prospectus Department, by telephone at 866-500-5408, or by email at dg.prospectus_requests@baml.com; Morgan Stanley & Co. LLC, Attention: Prospectus Department, 180 Varick Street, Second Floor, New York, NY 10014, by calling 866-718-1649 or by emailing prospectus@morganstanley.com; Barclays Capital Inc., c/o

Broadridge Financial Solutions, 1155 Long Island Avenue, Edgewood, NY 11717, by telephone at 888-603-5847, or by emailing Barclaysprospectus@broadridge.com; or Credit Suisse Securities (USA) LLC, Attn: Prospectus Department, One Madison Avenue, New York, NY 10010, tel: 1-800-221-1037, email: newyork.prospectus@credit-suisse.com.

This communication should be read in conjunction with the Preliminary Prospectus Supplement and the related base prospectus. The information in this communication supersedes the information in the Preliminary Prospectus Supplement and the related base prospectus to the extent it is inconsistent with the information in the Preliminary Prospectus Supplement or the related base prospectus.  In all other respects, this term sheet is qualified in its entirety by reference to the Preliminary Prospectus Supplement and the related base prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED.  SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.